UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Dala Petroleum Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23426Y 10 3

(CUSIP Number)

Callie Jones

175 South Main Street

Fifteenth Floor

Salt Lake City, Utah 84111

(801) 303-5721

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23426Y 10 3	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Orinoco Revocable Trust No. 524-68-8636 William Gumma, Trustee
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.

SOLE VOTING POWER

1,830,000 shares of Common Stock

100 shares of Series A 6% Convertible Preferred Stock convertible into 142,858 shares of Common Stock and 142,858 warrants to purchase Common Stock of the Company at $1.35 per share within three years.

	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,830,000 shares of Common Stock 100 shares of Series A 6% Convertible Preferred Stock
	10.	SHARED DISPOSITIVE POWER 0
11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,830,000 shares of Common Stock

100 shares of Series A 6% Convertible Preferred Stock convertible into 142,858 shares of Common Stock and 142,858 warrants to purchase Common Stock of the Company at $1.35 per share within three years.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.64%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 23426Y 10 3	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 per share par value (the “Common Stock”), and the Series A 6% Convertible Preferred Stock (the “Preferred Stock”) of Dala Petroleum Corp., a Delaware corporation (the “Issuer”), with its principal executive offices at 112 Loraine South, Suite 266, Midland, Texas 79701.

Item 2.  Identity and Background.

a)

This Schedule 13D is filed by Mr. William Gumma, trustee of the Orinoco Revocable Trust.

b)

Mr. Gumma’s principal address is 1010 10th Street, Golden Colorado 80401.

c)

Mr. Gumma, trustee of the Orinoco Revocable Trust, has nearly 40 years of experience in the oil and gas industry, having served in several executive positions.

d)

During the last five years, Mr. Gumma, trustee of the Orinoco Revocable Trust, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

During the last five years, Mr. Gumma, trustee of the Orinoco Revocable Trust, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)

Mr. Gumma, trustee of the Orinoco Revocable Trust, is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

The Orinoco Revocable Trust acquired 1,830,000 shares of Common Stock at $0.001 per share as pro rata consideration for the Merger that was effectuated on June 2, 2014 between the Company and Dala Petroleum Corp.  The Orinoco Revocable Trust also subscribed to 100 shares of Series A 6% Convertible Preferred Stock, par value $0.01, in the Company’s Offering that closed on June 3, 2014.

Item 4.  Purpose of Transaction.

Investment.

Item 5.  Interest in Securities of the Issuer.

a)

As of the date hereof, Mr. William Gumma, as trustee of the Orinoco Revocable Trust, beneficially owns 1,830,000 shares of common stock of the Company (approximately 14.64%) and 100 shares of Series A 6% Convertible Preferred Stock of the Company (approximately 4.9%)

b)

Number of shares as to which such person has:

•

Sole power to vote or to direct vote: 1,830,000 shares of Common Stock

•

Shared power to vote or to direct the vote: 0

•

Sole power to dispose or to direct the disposition of: 1,830,000 shares of Common Stock and 100 shares of Series A 6% Convertible Preferred Stock

•

Shared Power to dispose or to direct the disposition of: 0

c)

The Orinoco Revocable Trust acquired 1,830,000 shares at $0.001 per share as pro rata consideration for the Merger that was effectuated on June 2, 2014 between the Company and Dala Petroleum Corp.  The Orinoco Revocable Trust also subscribed to 100 shares of Series A 6% Convertible Preferred Stock, par value $0.01, in the Company’s Offering that closed on June 3, 2014 for a total investment amount of $XXX. The transaction was effected under Rule 506 of Regulation D.

d)

Not applicable

e)

Not applicable

CUSIP No. 23426Y 10 3	13D	Page 4 of 4 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Do we need to include anything about the indirect beneficial ownership vis a vis the Orinoco Revocable Trust?  Would that need to be provided elsewhere in this filing?

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 23426Y 10 3	13D	Page 5 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

/s/ William Gumma Insert Name

Trustee, Orinoco Revocable Trust Insert Title

September 16, 2014 Insert Date